Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 10, 2009 relating to the consolidated financial statements and financial statement schedules of Provident Bankshares Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”) and the effectiveness of Provident Bankshares Corporation and subsidiaries’ internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of Provident Bankshares Corporation and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

March 17, 2009